UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

GLOBAL INDEMNITY PLC

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G39319101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 25 pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,832,294(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,832,294(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,832,294(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 52.0%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 3,770,924 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Fox Paine International GP, Ltd. beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 52.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 89.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 2 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine & Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,832,294(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,832,294(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,832,294(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 52.0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 3,770,924 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Fox Paine & Company, LLC beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 52.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 89.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 3 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine Capital International GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,832,294(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,832,294(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,832,294(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 52.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 3,770,924 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Fox Paine Capital International GP, L.P. beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 52.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 89.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 4 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine Capital Co-Investors International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,200,232(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,200,232(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,232(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 280,618 Class A Ordinary Shares and 919,614 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Fox Paine Capital Co-Investors International GP, Ltd. beneficially owns: (a) 7.6% of the Class B Ordinary Shares outstanding; (b) 3.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 6.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 5 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Fox Paine Capital Fund II International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,632,062(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,632,062(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,632,062(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 48.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 3,490,306 Class A Ordinary Shares and 11,141,756 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Fox Paine Capital Fund II International, L.P. beneficially owns: (a) 92.4% of the Class B Ordinary Shares outstanding; (b) 48.1% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 82.7% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 6 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Holdings (Cayman) II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,647,289(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,647,289(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,647,289(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 28.4%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 2,952,558 Class A Ordinary Shares and 5,694,731 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Holdings (Cayman) II, Ltd. beneficially owns: (a) 47.2% of the Class B Ordinary Shares outstanding; (b) 28.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 43.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 7 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Holdings (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,984,773(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,984,773(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,984,773(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.7%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 537,748 Class A Ordinary Shares and 5,447,025 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Holdings (Cayman), Ltd. beneficially owns: (a) 45.2% of the Class B Ordinary Shares outstanding; (b) 19.7% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 39.6% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 8 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund I (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 553,490(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 553,490(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,490(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 129,678 Class A Ordinary Shares and 423,812 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund I (Cayman), L.P. beneficially owns: (a) 3.5% of the Class B Ordinary Shares outstanding; (b) 1.8% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 3.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 9 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 432,640(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 432,640(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 432,640(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 101,364 Class A Ordinary Shares and 331,276 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund II (Cayman), L.P. beneficially owns: (a) 2.8% of the Class B Ordinary Shares outstanding; (b) 1.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 10 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund III (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 144,213(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 144,213(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,213(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 33,788 Class A Ordinary Shares and 110,425 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund III (Cayman), L.P. beneficially owns: (a) 0.9% of the Class B Ordinary Shares outstanding; (b) 0.5% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 11 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund IV (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,419(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,419(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,419(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,424 Class A Ordinary Shares and 20,995 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund IV (Cayman), L.P. beneficially owns: (a) 0.2% of the Class B Ordinary Shares outstanding; (b) 0.1% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.2% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 12 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund V (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,419(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,419(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,419(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,424 Class A Ordinary Shares and 20,995 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund V (Cayman), L.P. beneficially owns: (a) 0.2% of the Class B Ordinary Shares outstanding; (b) 0.1% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.2% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 13 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund VI (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,883(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,883(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,883(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 675 Class A Ordinary Shares and 2,208 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund VI (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 14 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund VII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 0 Class A Ordinary Shares and 2,500 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund VII (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 15 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund VIII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,442(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,442(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 338 Class A Ordinary Shares and 1,104 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund VIII (Cayman), L.P. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 16 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. U.N. Co-Investment Fund IX (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,226(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,226(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,226(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,927 Class A Ordinary Shares and 6,299 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. U.N. Co-Investment Fund IX (Cayman), L.P. beneficially owns: (a) 0.1% of the Class B Ordinary Shares outstanding; (b) 0.0% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 17 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Saul A. Fox
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,523,870(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,523,870(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,523,870(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 54.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,462,500 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Saul A. Fox beneficially owns: (a) 100.0% of the Class B Ordinary Shares outstanding; (b) 54.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 90.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 18 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. Mercury Assets Delaware, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 691,576(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 691,576(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,576(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 691,576 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. Mercury Assets Delaware, LLC beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 2.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 19 of 25 Pages

CUSIP No. G39319101

1.	Names of Reporting Persons. The Mercury Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 691,576(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 691,576(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,576(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 691,576 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.
(2)	Based on: (i) 18,381,059 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares outstanding as of November 4, 2011; and (ii) the fact that each Class B Ordinary Share is convertible into one Class A Ordinary Share. The Mercury Trust beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 2.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Page 20 of 25 Pages

Item 1.

(a)	Name of Issuer:

Global Indemnity Plc

(b)	Address of Issuer’s Principal Executive Offices:

Arthur Cox Building

Earlsfort Terrace

Dublin, Ireland

Item 2.

(a)	Name of Person Filing:

Fox Paine International GP, Ltd.

Fox Paine & Company, LLC

Fox Paine Capital International GP, L.P.

Fox Paine Capital Co-Investors International GP, Ltd.

Fox Paine Capital Fund II International, L.P.

U.N. Holdings (Cayman) II, Ltd.

U.N. Holdings (Cayman), Ltd.

U.N. Co-Investment Fund I (Cayman), L.P.

U.N. Co-Investment Fund II (Cayman), L.P.

U.N. Co-Investment Fund III (Cayman), L.P.

U.N. Co-Investment Fund IV (Cayman), L.P.

U.N. Co-Investment Fund V (Cayman), L.P.

U.N. Co-Investment Fund VI (Cayman), L.P.

U.N. Co-Investment Fund VII (Cayman), L.P.

U.N. Co-Investment Fund VIII (Cayman), L.P.

U.N. Co-Investment Fund IX (Cayman), L.P.

Saul A. Fox

Mercury Assets Delaware, LLC

The Mercury Trust

(b)	Address of Principal Business Office or, if none, Residence:

c/o Fox Paine & Company, LLC, 3500 Alameda de las Pulgas, Menlo Park, California 94025

(c)	Citizenship:

Fox Paine International GP, Ltd. – Cayman Islands

Fox Paine & Company, LLC – Cayman Islands

Fox Paine Capital International GP, L.P. – Cayman Islands

Fox Paine Capital Co-Investors International GP, Ltd. – Cayman Islands

Fox Paine Capital Fund II International, L.P. – Cayman Islands

U.N. Holdings (Cayman) II, Ltd. – Cayman Islands

U.N. Holdings (Cayman), Ltd. – Cayman Islands

U.N. Co-Investment Fund I (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund II (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund III (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund IV (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund V (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund VI (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund VII (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund VIII (Cayman), L.P. – Cayman Islands

U.N. Co-Investment Fund IX (Cayman), L.P. – Cayman Islands

Saul A. Fox – United States

Mercury Assets Delaware, LLC – Delaware

The Mercury Trust – California

Page 21 of 25 pages

(d)	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number: G39319101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

      Company Act (15 U.S.C. 80a-3)

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Fox Paine International GP, Ltd.	15,832,294 shares, consisting of 3,770,924 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares
Fox Paine & Company, LLC	15,832,294 shares, consisting of 3,770,924 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares
Fox Paine Capital International GP, L.P.	15,832,294 shares, consisting of 3,770,924 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares
Fox Paine Capital Co-Investors International GP, Ltd.	1,200,232 shares, consisting of 280,618 Class A Ordinary Shares and 919,614 Class B Ordinary Shares
Fox Paine Capital Fund II International, L.P.	14,632,062 shares, consisting of 3,490,306 Class A Ordinary Shares and 11,141,756 Class B Ordinary Shares
U.N. Holdings (Cayman) II, Ltd.	8,647,289 shares, consisting of 2,952,558 Class A Ordinary Shares and 5,694,731 Class B Ordinary Shares
U.N. Holdings (Cayman), Ltd.	5,984,773 shares, consisting of 537,748 Class A Ordinary Shares and 5,447,025 Class B Ordinary Shares
U.N. Co-Investment Fund I (Cayman), L.P.	553,490 shares, consisting of 129,678 Class A Ordinary Shares and 423,812 Class B Ordinary Shares
U.N. Co-Investment Fund II (Cayman), L.P.	432,640 shares, consisting of 101,364 Class A Ordinary Shares and 331,276 Class B Ordinary Shares
U.N. Co-Investment Fund III (Cayman), L.P.	144,213 shares, consisting of 33,788 Class A Ordinary Shares and 110,425 Class B Ordinary Shares
U.N. Co-Investment Fund IV (Cayman), L.P.	27,419 shares, consisting of 6,424 Class A Ordinary Shares and 20,995 Class B Ordinary Shares
U.N. Co-Investment Fund V (Cayman), L.P.	27,419 shares, consisting of 6,424 Class A Ordinary Shares and 20,995 Class B Ordinary Shares
U.N. Co-Investment Fund VI (Cayman), L.P.	2,883 shares, consisting of 675 Class A Ordinary Shares and 2,208 Class B Ordinary Shares
U.N. Co-Investment Fund VII (Cayman), L.P.	2,500 shares, consisting of 0 Class A Ordinary Shares and 2,500 Class B Ordinary Shares

Page 22 of 25 pages

U.N. Co-Investment Fund VIII (Cayman), L.P.	1,442 shares, consisting of 338 Class A Ordinary Shares and 1,104 Class B Ordinary Shares
U.N. Co-Investment Fund IX (Cayman), L.P.	8,226 shares, consisting of 1,927 Class A Ordinary Shares and 6,299 Class B Ordinary Shares
Saul A. Fox	16,523,870 shares, consisting of 4,462,500 Class A Ordinary Shares and 12,061,370 Class B Ordinary Shares
Mercury Assets Delaware, LLC	691,576 shares, consisting of 691,576 Class A Ordinary Shares and 0 Class B Ordinary Shares
The Mercury Trust	691,576 shares, consisting of 691,576 Class A Ordinary Shares and 0 Class B Ordinary Shares

(b)	Percent of class:

Fox Paine International GP, Ltd.	52.0%
Fox Paine & Company, LLC	52.0%
Fox Paine Capital International GP, L.P.	52.0%
Fox Paine Capital Co-Investors International GP, Ltd.	3.9%
Fox Paine Capital Fund II International, L.P.	48.1%
U.N. Holdings (Cayman) II, Ltd.	28.4%
U.N. Holdings (Cayman), Ltd.	19.7%
U.N. Co-Investment Fund I (Cayman), L.P.	1.8%
U.N. Co-Investment Fund II (Cayman), L.P.	1.4%
U.N. Co-Investment Fund III (Cayman), L.P.	0.5%
U.N. Co-Investment Fund IV (Cayman), L.P.	0.1%
U.N. Co-Investment Fund V (Cayman), L.P.	0.1%
U.N. Co-Investment Fund VI (Cayman), L.P.	0.0%
U.N. Co-Investment Fund VII (Cayman), L.P.	0.0%
U.N. Co-Investment Fund VIII (Cayman), L.P.	0.0%
U.N. Co-Investment Fund IX (Cayman), L.P.	0.0%
Saul A. Fox	54.3%
Mercury Assets Delaware, LLC	2.3%
The Mercury Trust	2.3%

(c)	Number of shares as to which the person has:

	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Fox Paine International GP, Ltd.	—	15,832,294	—	15,832,294

Fox Paine & Company, LLC	—	15,832,294	—	15,832,294

Fox Paine Capital International GP, L.P.	—	15,832,294	—	15,832,294

Fox Paine Capital Co-Investors International GP, Ltd.	—	1,200,232	—	1,200,232

Fox Paine Capital Fund II International, L.P.	—	14,632,062	—	14,632,062

U.N. Holdings (Cayman) II, Ltd.	—	8,647,289	—	8,647,289

U.N. Holdings (Cayman), Ltd.	—	5,984,773	—	5,984,773

U.N. Co-Investment Fund I (Cayman), L.P.	—	553,490	—	553,490

U.N. Co-Investment Fund II (Cayman), L.P.	—	432,640	—	432,640

Page 23 of 25 pages

U.N. Co-Investment Fund III (Cayman), L.P.	—	144,213	—	144,213

U.N. Co-Investment Fund IV (Cayman), L.P.	—	27,419	—	27,419

U.N. Co-Investment Fund V (Cayman), L.P.	—	27,419	—	27,419

U.N. Co-Investment Fund VI (Cayman), L.P.	—	2,883	—	2,883

U.N. Co-Investment Fund VII (Cayman), L.P.	—	2,500	—	2,500

U.N. Co-Investment Fund VIII (Cayman), L.P.	—	1,442	—	1,442

U.N. Co-Investment Fund IX (Cayman), L.P.	—	8,226	—	8,226

Saul A. Fox	—	16,523,870	—	16,523,870

Mercury Assets Delaware, LLC	—	691,576	—	691,576

The Mercury Trust	—	691,576	—	691,576

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 24 of 25 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2012
Date

Fox Paine International GP, Ltd.
Fox Paine & Company, LLC
Fox Paine Capital International GP, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund I (Cayman), L.P.
U.N. Co-Investment Fund II (Cayman), L.P.
U.N. Co-Investment Fund III (Cayman), L.P.
U.N. Co-Investment Fund IV (Cayman), L.P.
U.N. Co-Investment Fund V (Cayman), L.P.
U.N. Co-Investment Fund VI (Cayman), L.P.
U.N. Co-Investment Fund VII (Cayman), L.P.
U.N. Co-Investment Fund VIII (Cayman), L.P.
U.N. Co-Investment Fund IX (Cayman), L.P.
Saul A. Fox
Mercury Assets Delaware, LLC
The Mercury Trust

By:	/s/ Saul A. Fox
Name: Saul A. Fox
Title: Authorized Signatory

Page 25 of 25 pages